Free Writing Prospectus (FWP)

Filed Pursuant to Rule 433

Registration Statement No. 333-220240

QUÉBEC

CAN$800,000,000

2.250% GLOBAL NOTES SERIES QV DUE FEBRUARY 22, 2024

FINAL TERM SHEET

February 14, 2019

Issuer:	Québec

Existing Long-Term Issuer Ratings*:	Moody’s: Aa2; S&P: AA-; Fitch: AA-

Format:	SEC Registered Global Offering

Title:	2.250% Global Notes Series QV due February 22, 2024

Ranking:	Direct, unconditional debt

Size:	CAN$800,000,000

Trade Date:	February 14, 2019

Settlement Date:	February 22, 2019 (T+5)

Maturity Date:	February 22, 2024

Interest Payment Dates:	February 22 and August 22 of each year

First Payment Date:	August 22, 2019. Interest will accrue from February 22, 2019

Spread to Canada Bond:	+46 bps

Benchmark Canada Bond:	CAN 2.250% due March 1, 2024

Canada Bond Spot/Yield:	102.19 / 1.793%

Yield to Maturity:	2.253%

Coupon:	2.250% payable semi-annually

Price:	99.986% plus accrued interest, if any, from February 22, 2019

Day Count:	Actual/365 Canadian Bond Method

Minimum Denominations:	CAN$5,000 and in multiples of CAN$1,000 in excess thereof

Use of Proceeds:	The net proceeds of the issue will be added to the Consolidated Revenue Fund of Québec or advanced to Financement-Québec as permitted by law for the purpose of the Eligible Projects (as defined below). The net proceeds of the Notes will not be held in a segregated account. An amount equal to the net proceeds of the Notes will be recorded in a designated account in Québec’s financial records, or as the case may be in Financement-Québec’s financial records, in order to track the use and allocation of funds relating to Eligible Projects. As long as the account balance is positive, amounts equivalent to the funds disbursed are deducted from the balance of the designated account as the funds are allocated to Eligible Projects approved under Québec’s internal selection process.

The term “Eligible Projects” refers to a group of selected projects that offer environmental benefits for protecting the environment, reducing greenhouse gas emissions or adapting to climate change in Québec. Electricity generation projects involving fossil fuels and nuclear energy are excluded.

Without limitation, Eligible Projects may fall into the following categories: (1) public transit, (2) energy efficiency, (3) renewable energy, (4) sustainable waste management, (5) sustainable land development, (6) water management and/or water treatment (7) forest, agricultural land, and land management and (8) climate adaptation and resilience. Proceeds of the Notes are expected to be used to fund some or all of such types of Eligible Projects.

Joint Lead Managers and Bookrunners:	BMO Nesbitt Burns Inc.

CIBC World Markets Inc.

HSBC Securities (Canada) Inc.

RBC Dominion Securities Inc.

Senior Co-Lead Manager:	Skandinaviska Enskilda Banken AB (publ)

The Toronto-Dominion Bank

Co-Lead Managers:	BNP Paribas

Casgrain & Company Limited

Merrill Lynch Canada Inc.

National Bank Financial Inc.

Co-Managers:	Crédit Agricole Corporate and Investment Bank

Desjardins Securities Inc.

Laurentian Bank Securities Inc.

Scotia Capital Inc.

CUSIP/ISIN:	748148RY1/CA748148RY18

Listing and Admission to Trading:	Admission to the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF Market of the Luxembourg Stock Exchange. This market is not a regulated market for purposes of the Markets in Financial Instruments Directive (Directive 2014/65/EU, as amended, “MiFID II”). This admission may be completed following settlement on a reasonable efforts basis.

Governing Law:	Québec and Canada

Business Day:	A day on which banking institutions in the City of Montréal and in any other applicable place of payment are not authorized or obligated by law or executive order to be closed.

Prospectus and Prospectus Supplement:	Prospectus dated September 11, 2017, and Preliminary Prospectus Supplement filed on February 13, 2019.

https://www.sec.gov/Archives/edgar/data/722803/000119312519037177/d658541d424b3.htm

Stabilization:	Reg M/FCA/ICMA

European Economic Area Legend:	The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, (a) the expression “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Prospectus Directive, and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. Each person in a Member State of the EEA who receives any communication in respect of, or who acquires any Notes under, the offer contemplated in this document, or to whom the Notes are otherwise made available, will be deemed to have represented, warranted and agreed to and with each underwriter and Québec that it and any person on whose behalf it acquires Notes as a financial intermediary, as that term is defined in the Prospectus Directive, is: (a) a qualified investor as defined in the Prospectus Directive; and (b) not a “retail investor” as defined above.

In this document, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended or superseded) and includes any relevant implementing measures in a relevant Member State of the EEA.

United Kingdom Legend:	This document is only for distribution to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue and sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

Belgium Legend:	The Notes may not be advertised to any individual in Belgium qualifying as a consumer within the meaning of Article I.1 of the Belgian Code of Economic Law, as amended from time to time (a “Belgian Consumer”), and the Notes may not be offered, sold or resold, transferred or delivered, and no prospectus memorandum, information circular, brochure or any similar documents in relation to the Notes, may be distributed, directly or indirectly, to any Belgian Consumer.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Nesbitt Burns Inc. toll-free at 1-866-864-7760, CIBC World Markets Inc. toll-free at 1-800-282-0822, HSBC Securities (Canada) Inc. toll-free at 1-866-811-8049 or RBC Dominion Securities Inc. toll-free at 1-866-375-6829.

Other: ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.